29 January 2016

SENT BY EMAIL

Ron Vance

Corporate Secretary

White Mountain Titanium Corporation

Augusto Leguia Norte 100

Oficina 1401

Las Condes, Santiago, Chile

Dear Sirs,

I am writing to you as CEO of Rubicon Fund Management (Jersey) Limited (“RFMJ”), Investment Manager to Rubicon Master Fund (“RMF”). RMF owns 6,594,000 shares of White Mountain Titanium Corporation (“WMTM”) common stock, $.001 par value (“Shares”), or 6.86% of WMTM’s outstanding Shares. Reference is made to the letter from us to WMTM dated 30 December, 2015, pursuant to which we indicated our support for stockholders requesting that WMTM promptly call and conduct a Special Meeting of the Stockholders of WMTM for, among other things, the purpose of removing members of the Board of Directors of WMTM (the “Board”), including the current Executive Chairman, and electing new Directors to fill vacancies on the Board. We understand that in lieu of a Special Meeting, WMTM has set a date for its Annual Meeting, created a nominating committee and established procedures for accepting nominations from shareholders who own in excess of 3% of the outstanding stock (either individually or as a group) and have held their shares for at least one year.

We have been advised that KirkCapital Asset Management, on behalf of certain other shareholders who own in excess of 3% of the outstanding stock and having held their shares for at least one year, has submitted to the nominating committee of the Board the names of Bobby E. Cooper, Frank R. McAllister, Kevin D. Stulp, Jeffrey W. Rollins, David S. Brown, Michael P. Kurtanjek, and Howard M. Crosby for election at the Annual Meeting (the "KAM Nominees"). We continue to believe that a change in the membership of the Board is necessary and write this letter to indicate that we support the nomination of the KAM Nominees.

We further request that prior to the Annual Meeting, WMTM and its Board take no actions to frustrate the shareholder franchise and use their best efforts to include KAM Nominees in the WMTM annual meeting materials.

Sincerely,

H Joseph Leitch